Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	September 21, 2026

Eldorado Gold Provides Q3 2026 Conference Call Details and Updated Reporting and Conference Call Date

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) (TSX: ELD, NYSE: EGO) will release its Third Quarter 2026 Financial and Operational Results after the market closes on Wednesday, October 28, 2026, and will host a conference call on Thursday, October 29, 2026 at 9:00 AM ET (6:00 AM PT). This reporting date differs slightly from the schedule published on January 20, 2026.

Q3 2026 Financial and Operational Results Call Details

The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:  https://event.choruscall.com/mediaframe/webcast.html?webcastid=XFFI5roL.

Conference Call Details		Replay (available until December 10, 2026)
Date:	October 29, 2026	Toll: +	1 412 317 0088
Time:	9:00 AM ET (6:00 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	4538447
Toll free:	1 833 752 3325

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10211449/104b751968a. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Türkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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